FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

2 June 2015
HSBC BOARD APPOINTMENTS

HSBC Holdings plc has today announced the appointment of Irene Lee (61) and Pauline van der Meer Mohr (55) as independent non-executive Directors. The appointments will take effect from 1 July and 1 September 2015 respectively.

Irene Lee is currently Executive Chairman of Hysan Development Company Limited and a non-executive director of Cathay Pacific Airways Limited, China Light & Power Holdings Limited and Noble Group Limited. She has over 30 years offinance industry experience. She has held senior positions in investment banking and fund management in the UK, USA and Australia with the Commonwealth Bank of Australia, SealCorp Holdings Limited and Citibank. She served as a member of the Advisory Council of JP Morgan Australia from 2005-2013 and has previously held numerous non-executive director roles for companies including QBE Insurance Group Limited, Keybridge Capital Limited and ING Bank (Australia) Limited. Irene served as a member of the Australian Takeovers Panel, and was on the boards of government organisations such as the Art Gallery of New South Walesand the Sydney Symphony Orchestra.

Irene Lee is presently a non-executive director of The Hongkong and Shanghai Banking Corporation Limited ("HBAP") and of Hang Seng Bank Limited ("Hang Seng"), having joined those boards in 2013 and 2014 respectively.

Pauline van der Meer Mohr is currently president of the Executive Board of Erasmus University Rotterdam, a role which she has held since 2010. Pauline began her career in the legal profession and held several legal and management positions with the Royal Dutch Shell Group from 1989 to 2004, rising to become HR Director, Information Technology. In 2004, she was appointed group human resources director at TNT NV before moving to become senior executive vice president and head of group human resources at ABN AMRO Bank NV in 2006. Pauline began her own human capital consulting firm in 2008 and served as a member of the Dutch Banking Code Monitoring Commission in Holland from 2010 to 2013. Additionally, Pauline is a member of the supervisory boards of Royal DSM NV and ASML Holding NV.

Commenting on the appointments, HSBC Group Chairman Douglas Flint said: "I am delighted to welcome both Irene and Pauline to the HSBC Holdings Board. Irene brings substantial experience gained over many years in financial services. Her contributions to HBAP and Hang Seng since joining those boards have been greatly valued by her colleagues and we look forward to building on this and to her continued contribution to the Group. Pauline has legal and human resources experience across a number of different sectors which, together with her important contributions to the Dutch Banking Code Monitoring Commission which was aimed at restoring trust in the Dutch banking sector, will be of considerable value to HSBC. We are delighted that she has agreed to join the HSBC Holdings Board".

These appointments will be for an initial three-year term which, subject to re-election by shareholders, will expire at the conclusion of the 2019 Annual General Meeting. The Directors have determined that Ms Lee and Ms van der Meer Mohr are independent. In making that determination, the Directors have concluded that, taking into account Ms Lee's existing non-executive roles with the Hong Kong businesses, there are no other relationships or circumstances which are likely to affect her judgement and any relationships or circumstances which could appear to do so were not considered to be material.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Media enquiries to:
Heidi Ashley	+44 (0) 20 7992 2045	heidi.ashley@hsbc.com

Supplementary information:

Irene Lee is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, Hang Seng Bank Limited, CLP Holdings Limited, Noble Group Limited and Cathay Pacific Airways Limited. She is also executive chairman of Hysan Development Company Limited.

Pauline van der Meer Mohr is President of Erasmus University, Rotterdam and a member of the supervisory boards of ASML Holding NV and Royal DSM NV.

As non-executive Directors, Irene Lee and Pauline van der Meer Mohr will not have a service contracts with HSBC Holdings plc and will each be paid a Director's fee of £95,000 per annum, pursuant to the non-executive Directors' remuneration policy approved by shareholders at the 2014 Annual General Meeting.

Irene Lee and Pauline van der Meer Mohr's appointments as Directors of HSBC Holdings plc are subject to election by shareholders at the 2016 Annual General Meeting and re-election annually thereafter.
Irene Lee does not have any interests in the shares of HSBC Holdings plc within the meaning of Part XV of the Securities and Futures Ordinance.
Pauline van der Meer Mohr does not have any interests in the shares of HSBC Holdings plc within the meaning of Part XV of the Securities and Futures Ordinance.
There are no matters relating to the appointments of Irene Lee and Pauline van der Meer Mohr that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

Notes to editors:

1. Professional Qualifications of Irene Yun Lien Lee
Barrister-at-Law in England and Wales
Bachelor of Arts in History of Art from Smith College, Massachusetts

2. Professional Qualifications of Pauline van der Meer Mohr
Masters degrees in Law from Erasmus University, Rotterdam and the European University Institute in Florence. Masters degree in Dispute Resolution from the University of Amsterdam.

3. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
D J Flint, S T Gulliver, P Ameen†, K L Casey†, S A Catz†, L M L Cha†, Lord Evans of Weardale†,
J Faber†, R A Fairhead†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay, M M Moses,
H Miller†, Sir Simon Robertson† and J Symonds†.
† Independent non-executive Director

4. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,100 offices in 73 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,670bn at 31 March 2015, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                            Date: 02 June 2015